UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.

FEB 13 2006

1088

February 8, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2006

Re: General Electric Company

Dear Mr. Mueller:

This is in regard to your letter dated February 7, 2006 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate; The Sisters of Charity of Saint Elizabeth; the Dominican Sisters of Grand Rapids; the School Sisters of Notre Dame of St. Louis; the Congregation of Holy Cross, Southern Province; the School Sisters of Notre Dame Cooperative Investment Fund; the Sisters of Saint Dominic of Takoma; CHRISTUS Health; the Benedictine Sisters of Boerne, Texas; The Sisters of St. Francis of Philadelphia; the Congregation of the Sisters of Charity of the Incarnate Word; Providence Trust, Inc.; the Benedictine Sisters of Mount St. Scholastica; and the Catholic Equity Fund for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that GE therefore withdraws its December 9, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Mark F. Vilardo
Special Counsel

cc: Missionary Oblates of Mary Immaculate and co-filers
% Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

06024867

46545

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com



February 7, 2006

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
32016-00092

***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *General Electric Company*
*Withdrawal of December 9, 2005 Request on Shareowner Proposal of Missionary Oblates of Mary Immaculate et al.*
*Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

On December 9, 2005, we submitted a letter on behalf of our client, General Electric Company ("GE"), requesting that the staff of the Division of Corporation Finance (the "Staff") concur that GE could properly exclude from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") and a statement in support thereof received from the Missionary Oblates of Mary Immaculate (the "Proponent") and numerous co-filers.[1]

---

[1] Co-filers of the Proposal include The Sisters of Charity of Saint Elizabeth, The Dominican Sisters of Grand Rapids, The School Sisters of Notre Dame of St. Louis, The Congregation of the Holy Cross, Southern Province, The School Sisters of Notre Dame Cooperative Investment Fund, The Sisters of Saint Dominic of Tacoma, Christus Health, The Benedictine Sisters of Boerne, Texas, The Sisters of St. Francis of Philadelphia, Congregation of the

[Footnote continued on next page]

Enclosed is a letter from the Proponent, dated January 23, 2006, stating that the Proponent, on its behalf and on behalf of all co-filers, voluntarily withdraws the Proposal. *See* Exhibit A. In reliance upon the enclosed letter from the Proponent, we wish to withdraw the December 9, 2005 no-action request relating to GE's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, to reflect the fact that GE and the Proponent were able to reach a mutually agreeable resolution of this matter.

Please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663 if you have any questions relating to this matter.

Very truly yours,

Ronald O. Mueller/ela

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Rev. Séamus P. Finn, Missionary Oblates of Mary Immaculate
Sr. Barbara Aires, The Sisters of Charity of Saint Elizabeth
Mary Brigid Clingman, OP, The Dominican Sisters of Grand Rapids
Linda Jansen, The School Sisters of Notre Dame of St. Louis
Thomas Krieter, The Congregation of the Holy Cross, Southern Province
Sr. Susan Jordan, The School Sisters of Notre Dame Cooperative Investment Fund
Judy Byron, OP, The Sisters of Saint Dominic of Tacoma
Donna Meyer, Christus Health
Sr. Susan Mika, OSB, The Benedictine Sisters of Boerne, Texas
Sr. Nora Nash, The Sisters of St. Francis of Philadelphia
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word
Sr. Madonna Sangalli, CDP, Providence Trust, Inc.
Rose Marie Stallbaumer, OSB, The Benedictine Sisters of Mount St. Scholastica
Theodore F. Zimmer, The Catholic Equity Fund

[Footnote continued from previous page]
Sisters of Charity of the Incarnate Word, Providence Trust, Inc., The Benedictine Sisters of Mount St. Scholastica and The Catholic Equity Fund.

**Exhibit A**

# Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

January 23, 2006

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

I am writing to let you know that we are withdrawing the resolution filed by the Missionary Oblates of Mary Immaculate on 10/31/05 concerning Supply Chain Standards for consideration at the annual meeting. I am also authorized to withdraw it for the following co-filers:

Rose Marie Stallbaumer, OSB, Benedictine Sisters of Mount St. Scholastica
Sr. Susan Mika, OSB, Benedictine Sisters, Boerne TX
Theodore F. Zimmer, Catholic Equity Fund
Donna Meyer, Christus Health
Thomas Krieter, Congregation of the Holy Cross, Southern Province
W. Esther Ng,Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
Mary Brigid Clingman, OP, Grand Rapids Dominicans
Sr. Madonna Sangalli, CDP, Providence Trust
Sr. Susan Jordan, School Sisters of Notre Dame Cooperative Investment Fund
Linda Jansen, School Sisters of Notre Dame of St. Louis
Sr. Barbara Aires, Sisters of Charity of St. Elizabeth, NJ
Judy Byron, OP, Sisters of St. Dominic of Tacoma, WA
Sr. Nora Nash, Sisters of St. Francis of Philadelphia

If you have any questions on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Copy: Mike Vilardo, Office of General Counsel, Division of Corporate Finance, SEC

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-483-0444 • Fax: 202-483-0708

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com


December 9, 2005


Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569


Client No.
32016-00092



***VIA HAND DELIVERY***

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Missionary Oblates of Mary Immaculate et al*
*Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") regarding a supply chain standards report received from the Missionary Oblates of Mary Immaculate (the "Proponent") and numerous co-filers.[1] The Proposal and related correspondence are attached hereto as Exhibit A.

---

[1] Co-filers of the Proposal include The Sisters of Charity of Saint Elizabeth, The Dominican Sisters of Grand Rapids, The School Sisters of Notre Dame of St. Louis, The Congregation of Holy Cross, Southern Province, The School Sisters of Notre Dame Cooperative Investment Fund, The Sisters of Saint Dominic of Tacoma, Christus Health, The Benedictine Sisters of Boerne, Texas, The Sisters of St. Francis of Philadelphia, Congregation of the Sisters of Charity of the Incarnate Word, Providence Trust, Inc., The Benedictine Sisters of Mount St. Scholastica and The Catholic Equity Fund.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2006 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our view that:

I. **The Proposal has already been substantially implemented and thus may be excluded under Rule 14a-8(i)(10); and**

II. **The Proposal is vague and indefinite and thus may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).**

## THE PROPOSAL

The Proposal is captioned "Report on Supply Chain Standards – General Electric Company," and consists of a resolution that reads, "Resolved: Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006." The Proposal is preceded by what appears to be a supporting statement (the "Supporting Statement") comprised of seven paragraphs introduced by the word "Whereas."

## ANALYSIS

### I. The Proposal Has Been Substantially Implemented and Thus May Be Excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits companies to omit proposals from their proxy materials if "the company has already substantially implemented the proposal." *See* Exchange Act Release No. 39,093 (avail. Sept. 18, 1997). A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. The Securities and Exchange Commission (the "Commission") stated in 1976 that the rule "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976), discussing the predecessor to Rule 14a-8(i)(10). When a company can demonstrate that it already has taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corporation* (avail. Jan. 24, 2001) (proposal that board conduct a review of a project and report on its results substantially implemented by prior corporate disclosures); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also The Gap, Inc.* (avail. Mar. 8, 1996) (proposal requesting company to report on the company's actions to ensure that its foreign suppliers satisfy basic standards of conduct as substantially implemented by company's previously published report). In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably" with the guidelines of the proposal. *See The Talbots, Inc.* (avail. Apr. 5, 2002); *Cisco Systems, Inc.* (avail. Aug. 11, 2003); *Texaco, Inc.* (avail. Mar. 28, 1991).

In this case, the operative language of the Proposal (*i.e.*, the "Resolved" clause), requests solely that GE issue a report "on the implementation of GE's Supply Chain Standards." GE has already taken the action requested under the Proposal through (1) its establishment and implementation of Supply Chain Standards which directly address basic workplace rights, workplace safety and health consideration and environmental standards, (2) its initiation of an extensive monitoring program, (3) its preparation and dissemination of a report describing these actions and setting forth the information requested in the Proposal, which GE has publicized and made available on its website, and (4) its routine willingness to discuss with interested shareowners the matters addressed in the Proposal.

GE sets forth all of the information requested by the Proposal in the *GE 2005 Citizenship Report* (the "GE Report"), a comprehensive annual sustainability report available to the public on GE's website at www.ge.com/en/citizenship/. The GE Report contains a section titled "Suppliers" in which GE reports on its Supply Chain Standards. A copy of the relevant pages from the GE Report is attached hereto as Exhibit B. The information set forth in the GE Report includes:

- A summary description of the elements of GE's Supply Chain Standards (GE's policy is that suppliers obey the laws, treat workers fairly, provide a safe and healthy work environment and protect environmental quality);
- Information on the manner in which GE implements its Supply Chain Standards (through detailed procedures outlining responsibilities, required due diligence and recordkeeping, and supplier certifications that are reinforced by GE inspections);
- A description of the types of suppliers to whom its policies apply;
- A list of the specific substantive matters which GE suppliers are required to certify;
- A statement that GE inspects suppliers both prior to placing orders and periodically thereafter;
- The fact that GE's program is executed by its sourcing organization, including more than 1,900 people who are trained in the program, its goals and expectations, and 430 of whom are trained in conducting supplier assessments;

- The number of suppliers assessed from 2002 through 2004 and the number of suppliers who were reassessed following an initial assessment, thus sustaining compliance;
- The number of suppliers that have been terminated since the inception of the program;
- The total number of findings generated by those assessments and the percentages of findings within certain categories (*e.g.,* labor, health and safety, dormitory, environment, and emergency preparedness); and
- The percentage of findings that have been addressed by suppliers.

Thus, as requested by the Proposal, GE's existing disclosures in the GE Report fully "report ... on the implementation of General Electric's Supply Chain Standards."

Although the Proposal itself does not specifically identify or refer to particular topics or issues that are to be addressed in the requested report, in the fifth paragraph of the Supporting Statement the Proponent states, "We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers." As indicated in the table on the following two pages, the GE Report already covers each of these "suggested" topics.

<table>
<tr><th>"We suggest the company report to shareholders on:"</th><th>Responsive language from the GE Report:</th></tr>
<tr><td>"the measures used to ensure supplier compliance"</td><td><ul><li>GE has "a detailed process that establishes the responsibilities of GE's businesses and sourcing personnel, the level of due diligence they need to perform on suppliers in various categories and the data they must keep to document the progress achieved under the Company's supplier review program."</li><li>"Since 2002, GE has required most of its suppliers to certify their compliance with core environmental, health and safety (EHS) and labor standards through regular site visits and auditing procedures. Suppliers are required to certify that they:<br>✓ Do not employ workers below the applicable minimum wage<br>✓ Do not utilize forced, prison, or indentured labor, or workers subject to any form of compulsion or coercion<br>✓ Comply with laws and regulations governing minimum wages, hours of service and overtime for employees<br>✓ Comply with laws and regulations protecting the environment and do not adversely affect the local community<br>✓ Provide their workers a safe and healthy workplace"</li><li>"For suppliers in the developing world ... we inspect many suppliers prior to placing orders and periodically thereafter. The program is executed by the sourcing organization, more than 1,900 of whom have been trained on the program, its goals and expectations. There are 430 GE sourcing personnel trained in conducting supplier assessments."</li></ul></td></tr>
</table>

| *"We suggest the company report to shareholders on:"* | *Responsive language from the GE Report:* |
| --- | --- |
| "the findings" | • "Between 2002 and the end of 2004, GE assessed more than 3,000 suppliers. In addition, in 2004, we reassessed 766 of these suppliers who had their initial assessment in a prior year."<br>• "As of the end of 2004, the assessments generated almost 18,000 findings.... The findings break down as follows:"<br><br>14% Labor<br>40% Health & Safety<br>22% Emergency Preparedness<br>20% Environment<br>4% Dormitory |
| "improvements made and steps, such as training, the company takes to sustain compliance" | • "The reassessments are an important ongoing aspect of the program as they help ensure that improvements made by the suppliers are sustained."<br>• "GE requires that all findings are addressed by the suppliers in a reasonable period of time and tracks supplier performance in GE PowerSuite. To date, more than 90% of these findings have been closed by the suppliers."<br>• "GE has terminated about 200 suppliers since the inception of the program. However, most suppliers seek to meet GE's expectations, and the focus of the program has been on corrective action." |

The Staff consistently has taken the position that shareowner proposals that are similar to the Proposal have been substantially implemented when the relevant companies had policies and procedures in place relating to the conduct of suppliers. In *Nordstrom, Inc.* (avail. Feb. 8, 1995), the company had received a proposal very similar to, and if anything seeking more comprehensive data than, the Proposal received by GE. The *Nordstrom* proposal read:

> "Resolved: That the shareholders of Nordstrom, Inc. (the "Company") request that the Board of Directors prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. The report should include a description of how the Company's policies, efforts and plans compare to the following minimum criteria:
> (1) Company will not do business with suppliers which:
> -- utilize forced or prison labor
> -- employ children under compulsory school age or legal working age
> -- fail to maintain safe and healthy work environment
> -- fail to follow prevailing practice and local laws regarding wages and hours
> -- contribute to local environmental degradation; and
> (2) the Company will verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes."

Although the proponent asserted that a three-page report issued by Nordstrom after it had received the proposal and announced to the public through a press release did not substantially implement the proposal, Nordstrom demonstrated that the report "reveals that the [company's] Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal," and the Staff concurred that Nordstrom's report substantially implemented the proposal.

Similarly, in *The Limited, Inc.* (avail. Mar. 15, 1996), the company had received a proposal that read:

> "RESOLVED: That the shareholders of The Limited, Inc. request the Board of Directors to prepare a report at reasonable expense which describes the Company's actions to ensure that it does not and will not do business with foreign suppliers who manufacture items for sale in the United States using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable laws and standards protecting their employees' wages, benefits, working conditions, freedom of association, and other rights."

The supporting statement to the proposal asserted:

> "Stringent sourcing standards, coupled with an active enforcement policy, are thus vital if

> The Limited is to avoid the risk of law enforcement actions, as well as the loss of reputation which would follow any revelation that the Company has been doing business with suppliers in violation of any sourcing standards or applicable laws. We therefore ask the Board to prepare a report which would give investors data about the Company's efforts to assure that it is not doing business with overseas suppliers which exploit workers and that it is vigorously monitoring supplier performance."

In *The Limited*, the Staff concurred that the company had substantially implemented the proposal through a policy that addressed each of the items listed in the proposal, and the company's statement that it was open to discussing the policy with shareowners and other interested parties.

Likewise, in *The Gap, Inc.* (avail. Mar. 16, 2001), the Staff concurred that the company had substantially implemented a proposal requesting that "the Board of Directors prepare a report on the child labor practices of [the company's] suppliers" and that the requested report "shall study the steps required to implement programs to eliminate child labor, provide for schooling and employ adult family members of underage workers at [the company's] vendors." The company argued that it could exclude the proposal as substantially implemented through the company's establishment and implementation of its Code of Vendor Conduct which directly addressed child labor, implementation of extensive monitoring programs, publication of the information on its website, and its willingness to discuss the matters set forth in the proposal with shareowners and other interested parties. *See also, Kmart Corporation* (avail. Feb. 23, 2000) (Staff concurred with exclusion of a proposal requesting a report on vendor standards and compliance mechanism because the company had prepared a report, available to shareowners on request, of the company's adoption of a vendor workplace code of conduct and monitoring program);[2] and *Sears, Roebuck and Co.* (avail. Feb. 23, 1998) ("There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(10) [as predecessor to Rule 14a-8(i)(10)] as moot. We note in particular the Company's representation that it routinely responds to inquiries on matters relating to the subject of the proposal, including presumably any future inquiries by the proponents.").

As demonstrated above, the GE Report clearly "compares favorably" with the policies, practices and procedures requested under the Proposal. As with each of the precedents cited above, the GE Report substantially implements the Proposal by providing all of the information requested in the Proposal. Moreover, the GE Report addresses all of the topics that the

---

[2] In *Kmart Corporation*, the proposal read, "Resolved, Shareholders request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. A summary of the results should be reported to shareholders by October, 2000."

Supporting Statement suggests that GE should report on. In addition, the GE Report states, "We look forward to engaging our stakeholders on its content," and GE has confirmed to us that it routinely discusses these issues with interested shareowners. Accordingly, the Proposal may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(10) on the basis that GE has substantially implemented the actions sought by the Proposal.

**II. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).**

As discussed above, GE has substantially implemented the Proposal by reporting on "implementation of GE's Supply Chain Standards," and GE even provides all of the data identified in the fifth paragraph of the Supporting Statement, where the Proponent "suggests" that GE should provide certain additional information. However, the other paragraphs under the "Whereas" clause contain so many broad and conflicting references to various types of information that other companies disclose in different reports as to render the Proposal vague and indefinite within the meaning of Rules 14a-8(i)(3) and 14a-8(i)(6). Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a shareowner proposal if it is beyond the company's power to implement. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

On a number of occasions, the Staff has concurred with the exclusion of proposals related to reporting requests as being vague and indefinite when the proposals contain only general or uninformative references to a set of standards or criteria that would be applied under the proposal. *See Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

Here, the Proposal is vague because it is unclear exactly what the Proponent is asking GE to disclose. As noted above, the actual text of the Proposal states solely that it is seeking a report on the implementation of General Electric's Supply Chain Standards. However, the recitals preceding the resolution refer to a range of different topics that are possible for such a report, and also contain the Proponent's statement of its views on the design of supply chain standards. Specifically, the Supporting Statement includes the following statements:

- "We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers."
- "Companies like the Gap [sic] have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance."
- "Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment."
- "We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results."

While we have inferred that only the first of these statements may be intended to elaborate on the scope of the actual resolution, the text of the Resolved clause provides no guidance on this point, and shareowners considering the Proposal could view the other statements as also elaborating on the scope of the actions and the report that would be generated by the Proposal.

The references to the reports prepared by The Gap (the "Gap Report")[3] and by Ford Motor Company reflect the vague and confusing nature of the "Whereas" paragraphs that constitute the Supporting Statement, as these two reports are so different from each other in terms of breadth and detail that they cannot possibly serve as guidance for shareowners considering the Proposal. This conflict is similar to the issue presented in *Safescript*

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[3] The Gap Report is located at www.gapinc.com/public/SocialResponsibility/socialres.shtml. It should be noted that the citation to the Gap Report in the Proposal misidentifies its location as "www.gap.com," which is actually The Gap's online retail store.

*Pharmacies, Inc.* (avail. Feb. 27, 2004), in which the Staff concurred that a company could exclude under Rule 14a-8(i)(3) a proposal requesting that the company expense all stock options in accordance with FASB guidelines. There the Staff concurred that the proposal could be excluded where the company pointed out that FASB standards allowed for two different methods of expensing options, and, as such, neither shareowners nor the company could determine which method the proposal sought to use. *Int'l Business Machines Corp.* (avail. Feb. 2, 2005) (concurring that the company could omit under Rule 14a-8(i)(3), as vague and indefinite, shareowner proposal regarding reduction of officers' and directors' pay that could be interpreted at least three different ways).

Similarly, here shareowners cannot determine with certainty which, if any, of the multiple standards set forth under the Supporting Statement relate to the Proposal. In this particular context, this issue is of critical importance to shareowners in evaluating the Proposal. As discussed above, GE already has established and included as part of its Supply Chain Standards an extensive supply chain reporting program and reported on numerous aspects of that program in the GE Report. While we believe GE therefore has substantially implemented the Proposal, if the Staff does not concur with our view, it is important for shareowners to know what more would be expected of GE in implementing the Proposal. The "Whereas" paragraphs that constitute the Supporting Statement do not clearly elaborate on the Proposal, and instead contain vague and conflicting statements. Although the Proponent has the right to provide commentary and/or supporting statements for the Proposal, nonetheless Rules 14a-8(i)(3) and (i)(6) impose an obligation on proponents to be clear as to the scope of their proposals. *See Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Given the ambiguities created by the Proposal and the seven "Whereas" paragraphs, it is unclear what additional disclosures shareowners voting for the Proposal would expect of GE and what actions GE would be required to take if the Proposal was to be implemented. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading because neither the shareowners voting on the proposal, nor GE in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to

Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that is submitted to the Staff by or on behalf of proponents. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Very truly yours,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Rev. Séamus P. Finn, Missionary Oblates of Mary Immaculate

70334278_7 (2).DOC

**Exhibit A**

# Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

October 31st, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

NOV 2 2005
J. R. IMMELT

Dear Mr. Immelt:

As the global reach of corporations like ours continues to expand and to become increasingly integrated into an ever expanding supply chain network that reaches into all corners of the world, the importance of a transparent, reliable supply chain system becomes more important. It touches on the credibility of the company's code of conduct and the how compliance with the code is assured and it reaches to the reputational risk that a company is exposed to, through its suppliers.

We remain encouraged to see GE listed in the Dow Jones Sustainability Index and other initiatives. We remain however concerned about the unwillingness of our company to develop a more credible supply chain compliance program that includes independent monitoring, a transparent verification process and regular public reporting of the monitoring results. We believe that such a robust program would enhance the reputation of our company.

In the last several years, the level of trust in multinational corporations has hit new lows, and we believe that public reporting like the one suggested in our resolution offers a real opportunity for companies to rebuild and sustain that trust. It offers yet another vehicle whereby companies can demonstrate the depth of their corporate citizenship and solidify the confidence of their stakeholders.

It is with this in mind that I write at this time to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Missionary Oblates of Mary Immaculate are the beneficial owners of 84,073 shares of General Electric Company. We have held shares for at least a year and plan to hold them at least until the annual general meeting. Verification of our ownership of this stock is enclosed.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Copy: David Schilling, ICCR

391 Michigan Avenue, NE ◆ Washington, DC 20017 ◆ Tel: 202-483-0444 ◆ Fax: 202-483-0708

**Report on Supply Chain Standards—General Electric Company**

**Whereas**: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices – 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society—Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

**Resolved:** Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

**M&T Investment Group**

M&T Bank, 25 South Charles Street, P.O. Box 1596, Baltimore, MD 21203-1596
410 244 3987 TOLL FREE 800 624 4116

October 5, 2005

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 84,073 shares of General Electric and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Trust Officer - Custody Administration

**Missionary Oblates of Mary Immaculate**
**Justice/Peace Integrity of Creation Office**
**United States Province**
391 Michigan Avenue, NE
Washington, DC 20017-1516

PM
31 OCT
2005


USA

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

06828/0001

B. Teel

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

NOV - 2 2005

J. R. IMMELT

November 1, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
135 Easton Turnpike
Fairfield, Connecticut 06431

Dear Mr. Immelt,

The Sisters of Charity of Saint Elizabeth are deeply concerned about human rights issues that may interface with our Company's Supply Chain System. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to provide a report dealing with our Company's Supply Chain Standards described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 1000 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, with the Missionary Oblates of Mary Immaculate, the attached proposal for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations. We continue to welcome follow up on this dialogue and other issues with you and the company representatives.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc

SBA/an


SISTERS OF CHARITY OF SAINT ELIZABETH · GOD IS CHARITY · MDCCCLIX · NEW JERSEY

OFFICE OF THE TREASURER
BAIRES@SCNJ.ORG

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

**Report on Supply Chain Standards-General Electric Company**

**Whereas**: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices – 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society-Ford sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

**Resolved**: Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

**FedEx** *USA Airbill* — Tracking Number 148990246 6

179

## Recipient's Copy

**1 From**

Date: 11/1/05 [redacted]

Sender's Name: Sr. Barbara Aires — Phone (973) 290-5402

Company: Sisters-Charity/St. Elizabeth — Dept./Floor/Suite/Room

Address: 2 Convent Rd./Admins. Bldg.

City: Morristown — State: NJ — Zip: 07960

**2 Your Internal Billing Reference Information**

**3 To**

Recipient's Name: Mr. Jeffrey R. Immelt — Phone (203) 373-2211

Company: General Electric — Dept./Floor/Suite/Room

Address: 135 Easton Turnpike
(To "HOLD" at FedEx location, print FedEx address here)

City: Fairfield — State: CT — Zip: 06431

**For HOLD at FedEx Location check here**
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(Call for delivery schedule. See back for detailed descriptions of freight products.)

**5 Packaging**
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**6 Special Handling**

Does this shipment contain dangerous goods?
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**7 Payment**

Bill to:
- [X] Sender (Account no. in section 1 will be billed)
- [ ] Recipient
- [ ] Third Party
- [ ] Credit Card
- [ ] Cash/Check
- [ ] Obtain Recipient FedEx Account No.

(Enter FedEx account no. or Credit Card no. below)

[redacted]

| Total Packages | Total Weight | Total Declared Value* | Total Charges |
|---|---|---|---|
| | | $ .00 | |

Credit Card Auth.

* When declaring a value higher than $100 per shipment, you pay an additional charge. See SERVICE CONDITIONS, DECLARED VALUE AND LIMIT OF LIABILITY section for further information.

**8 Release Signature**

Sister Barbara Aires 11/1/05

Your signature authorizes Federal Express to deliver this shipment without obtaining a signature and agrees to indemnify and hold harmless Federal Express from any resulting claims.

238

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U.S. POSTAGE

Ashfield&Co.,Inc.
INVESTMENT MANAGEMENT SERVICES

Mr. Jeffrey R. Immelt, CEO
General Electric
135 Easton Turnpike
Fairfield, CT 06431

06824-1690

Ashfield&Co.,Inc.
INVESTMENT MANAGEMENT SERVICES

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234

WWW.ASHFIELD.COM

NOV 8 2005
J. R. IMMELT

November 3, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
135 Easton Turnpike
Fairfield, CT 06431

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Immelt,

This letter along with the attached asset detail shall serve as proof of beneficial ownership of 1000 shares of General Electric Corporation for The Sisters of Charity of Saint Elizabeth. These shares will be retained through the Annual Meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
415.391.4747

Cc Sister Barbara Aires

Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

B. Fiel
faxed

NOV 4 2005

J. R. IMMELT

October 31st, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

The Dominican Sisters of Grand Rapids are duly concerned with the importance of human rights and are concerned with the exploitation of the workers in our supply chain. We urge General Electric to develop a more credible supply chain compliance program that includes independent monitoring, a transparent verification process and regular public reporting of the monitoring results. We believe that such a robust program would enhance the reputation of our company.

It is with this in mind that I write at this time to inform you that we are cofiling the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer is The Missionary Oblates of Mary Immaculate.

The Dominican Sisters of Grand Rapids are the beneficial owners of at least 2000 shares of General Electric Company. We have held shares for at least a year and plan to hold them at least until the annual general meeting. Verification of our ownership of this stock is will be sent.

Sincerely,

Mary Brigid Clingman OP

Mary Brigid Clingman O.P.
Councilor of Mission and Advocacy

CC. Rev. Séamus P. Finn, OMI
David Schilling, ICCR

FAX: 616-454-6105 www.grdominicans.org Administrative Offices: 616-459-2910

Report on Supply Chain Standards-General Electric Company

Whereas: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices - 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society-Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

Resolved: Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

Grand Rapids Dominicans
2025 East Fulton Street
Grand Rapids MI 49503-3895

GRAND RAPIDS MI 493
01 NOV 2005 PM 2 L



Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

06828-0002

MACATAWA BANK
Trust & Financial Services

Thomas B. Roberts
Vice President – Trust Officer
Trust and Financial Services

126 Ottawa Ave., NW
Grand Rapids, MI 49503
616-233-3432 Direct
888-235-7001 Toll Free
616-235-0050 Fax
troberts@macatawabank.com

November 1, 2005



Grand Rapids Dominicans
2025 East Fulton Street
Grand Rapids, MI 49503

To Whom It May Concern:

This letter will verify that Macatawa Bank holds the following security as Custodian for the Grand Rapids Dominicans as of this date:

1,100 shares of common stock of General Electric Co.

The Grand Rapids Dominican Sisters have continuously held at least $2,000.00 in Market Value of General Electric Co. for more than 1 year. Their first purchase of company securities dates back to July, 2003.

Macatawa Bank holds all eligible securities at Northern Trust in our nominee name of "Zeel and Co". Northern Trust is our custodian and is direct with DTC. If you were looking for a position of General Electric it would be registered under Northern Trust, How and Co or Booth and Co (Northern's nominee names). If it is necessary for Northern Trust to send some type of verification of holdings, please contact Nadine Terpstra at nterpstra@macatawabank.com or by phone at 616.820.1347 and she will contact Northern for you.

Sincerely,

Thomas B. Roberts
Vice President

TBR:ch

*Grand Rapids Dominicans*
2025 East Fulton Street
Grand Rapids MI 49503-3895

GRAND RAPIDS MI 493
12 NOV 2005 PM

UNITED STATES POSTAGE
PITNEY BOWES
$ 00.37⁰
02 1A
0004369178 NOV 10 2005
MAILED FROM ZIP CODE 49503

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

06828+0002

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

NOV 3 2005
J. R. IMMELT

October 28, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431-0001

Dear Mr. Immelt:

I am writing to you in behalf of the School Sisters of Notre Dame of St. Louis, an international religious congregation committed to the quality of life of the human family throughout the world. We as educators are especially devoted to the welfare of women, youth and the poor.

Continued reports of human rights violations in overseas countries raise a concern about our company's suppliers around the world. Even though the company has published its implementation of the Supply Chain Standards, we suggest the company prepare a report on the measures used to ensure supplier compliance in our supply chain, your findings and improvements made.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 6,600 shares of General Electric common stock. We have owned this stock continuously for more than a year and intend to hold it through the annual meeting. Verification of our ownership is enclosed.

I am hereby authorized to notify you of our intention to co-file with the Missionary Oblates of Mary Immaculate the enclosed resolution for consideration and action by the stockholders at the next annual meeting in accordance with Rule 14-a 8 of the General Rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. The contact for this resolution is Seamus P. Finn, OMI, Missionary Oblates, 391 Michigan Ave NE, Washington, DC 20017. His phone number is 202-483-0444 and his fax number is 202-483-0708.

We hope the company will be willing to dialogue with the filers about this proposal or that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda

Sister Linda Jansen, SSND
Provincial Treasurer

**Transforming the World through Education**

Report on Supply Chain Standards-General Electric Company

Whereas: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices - 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society-Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

Resolved: Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

**The Commerce Trust Company**
*A division of Commerce Bank, N.A.*

Cindy M. Lewis
(314) 746-7322
(800) 292-1601 ext. 7322
cindy.lewis@commercebank.com

October 28, 2005

Sister Linda Jansen
School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63124

RE: School Sister of Notre Dame General Account # [redacted]

Dear Sister Linda:

| Security | Shares | Acquisition Date |
|---|---|---|
| General Electric Co | 6,600 | Held continuously for at least one year |

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or comments, please do not hesitate to contact me at (314) 746-7322.

Very truly yours,

Cindy M. Lewis

Cindy M. Lewis, CTFA, CISP
Senior Vice President

CML:vkm

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# Holy Cross, Southern Province

2111 Brackenridge Street
Austin, Texas 78704-4322
(512) 443-3886 • FAX (512) 416-1216

NOV 3 2005
J. R. IMMELT

November 2, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

As the global reach of corporations like ours continues to expand and to become increasingly integrated into an ever expanding supply chain network that reaches into all corners of the world, the importance of a transparent, reliable supply chain system becomes more important. It touches on the credibility of the company's code of conduct and the how compliance with the code is assured and it reaches to the reputational risk that a company is exposed to, through its suppliers.

We remain encouraged to see GE listed in the Dow Jones Sustainability Index and other initiatives. We remain however concerned about the unwillingness of our company to develop a more credible supply chain compliance program that includes independent monitoring, a transparent verification process and regular public reporting of the monitoring results. We believe that such a robust program would enhance the reputation of our company.

In the last several years, the level of trust in multinational corporations has hit new lows, and we believe that public reporting like the one suggested in our resolution offers a real opportunity for companies to rebuild and sustain that trust. It offers yet another vehicle whereby companies can demonstrate the depth of their corporate citizenship and solidify the confidence of their stakeholders.

It is with this in mind that I write at this time to inform you of our co-filing with the Oblates of Mary Immaculate of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Congregation of Holy Cross, Southern Province is the beneficial owners of 232 shares of General Electric Company. We have held shares for at least a year and plan to hold them at least until the annual general meeting. Verification of our ownership of this stock will follow from Frost Investment Services.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Thomas G. Krieter, csc

Bro. Thomas G. Krieter, C.S.C.
Provincial Steward

Cc: David Schilling – ICCR
Julie Wokaty – ICCR
Sr. Susan Mika – SRIC
Rev. Seamus Finn – OMI

# Report on Supply Chain Standards-General Electric Company

Whereas: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices - 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society-Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

Resolved: Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

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Frost Bank

NOV 1 0 2005

J. R. IMMELT

Post Office Box 1727
Austin, Texas 78767-1727

November 4, 2005

Jeffery R. Immelt
CEO- General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RE: Congregation of Holy Cross

To Whom It May Concern:

This letter is to verify that the Congregation of Holy Cross, Southern Province is the beneficial owner of 230 shares of General Electric held in their account at Frost National Bank.

This stock has been held for over a year and will be maintained in the portfolio at least through the date of the company's next annual meeting.

Sincerely,

Linnie Phebus, CFP®, CFS, MBA
Senior Vice President
Frost Investment Services

Frost Bank

Post Office Box 1727
Austin, Texas 78767-1727

590260
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Jeffery R. Immelt
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3135 Easton Turnpike
Fairfield, CT 06828

B. Teel

NOV 3 2005

J. R. IMMELT

**School Sisters of Notre Dame Cooperative Investment Fund**
**Social Responsibility Office**
**336 East Ripa Avenue**
**St. Louis, MO 63125-2800**
**phone and fax: 314-638-5453**
**e-mail: SuMaJor@aol.com**

November 1, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

As you know, religious investors are increasingly concerned about the financial and social responsibility of the companies in which they invest. It is our conviction that economic behavior must show concern for the good of the human family.

General Electric, like other global corporations, faces increasingly complex challenges in the ever expanding supply chain network that reaches all over the world; these challenges highlight the importance of a transparent and reliable supply chain system. We believe that GE needs a more credible supply chain compliance program that includes independent monitoring, a transparent verification process and regular public reporting of the monitoring results. Therefore, we are joining in submitting the shareholder proposal which asks GE's Board of Directors to prepare a report on the implementation of General Electric's Supply Chain standards.

The School Sisters of Notre Dame Cooperative Investment Fund is the beneficial owner of 324 shares of General Electric stock. Verification of ownership of the shares is enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with the Missionary Oblates of Mary Immaculate and other shareholders in submitting the attached proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund

**Report on Supply Chain Standards-General Electric Company**

**Whereas:** Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices - 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society-Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

**Resolved:** Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

**STATE STREET.**
*For Everything You Invest In*

David Renteria
Vice President

**Institutional Investor Services**
444 South Flower Street, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7442
Facsimile 213-362-7330
dfrenteria@statestreet.com

November 1, 2005

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125

Re: School Sisters of Notre Dame
Cooperative Investment Fund
Directed Investment – 11CJ

Dear Sister Susan:

This is to confirm that the following security is held in the above referenced account:

| Security | Shares | Acquisition Date |
|---|---|---|
| General Electric Company | 324 | Held for at least one year |

The Sisters have owned the stock continuously for over a year as of November 1, 2005, the date of submission and intend to hold this security continuously in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7442.

Sincerely,

David R

cc: Sister Joanna Illg

Name: ______
Tel. No.: (    )

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SUSAN JORDAN, SSND
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TO: (PLEASE PRINT) PHONE (    )

JEFFREY R. IMMELT, CEO
GENERAL ELECTRIC CO.
3135 EASTON TURNPIKE
FAIRFIELD, CT
06828-0001

FOR PICKUP OR TRACKING CALL 1-800-222-1811 www.usps.com

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Label 11-B September 1999

* E K 2 9 8 3 0 9 5 9 7 U S *

Sisters of Saint Dominic
Tacoma Dominican Center

(253) 272-9688
FAX (253) 272-8790
935 Fawcett Avenue South
Tacoma, Washington 98402-5605

November 1, 2005

NOV 3 2005
J. R. IMMELT

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT. 06828-0001

Dear Mr. Immelt,

In expressing its values our company states, "GE is already synonymous with leadership. But with this mantle comes responsibility." Our global economy needs to be shaped by corporations that have labor and environmental standards that support human rights wherever they have operations. We expect General Electric to be responsible and lead by developing a credible global supply chain compliance program that includes independent monitoring, transparent verification and regular public reporting.

Therefore, the Sisters of Saint Dominic of Tacoma is co-filing the enclosed resolution, Report on Supply Chain Standards, with the Missionary Oblates of Mary Immaculate. We submit it for inclusion in the proxy statement for consideration and action by the 2006 annual meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Sisters of Saint Dominic of Tacoma is the beneficial owner of **125** shares of General Electric Company stock. A letter verifying our ownership is enclosed. We have held the stock for over one year and plan to continue our holding through the 2006 annual meeting.

For matters relating to this resolution, please contact Rev. Seamus P. Finn, OMI, representative of the primary filer.

Thank you for your consideration.

Sincerely,

Sister Katherine Lewis OP

Sister Katherine Lewis OP
Director of Resources and Finance

Encl. Resolution
Verification of Ownership

Sisters of Saint Dominic
Tacoma Dominican Center
(253) 272-9688
FAX (253) 272-8790
935 Fawcett Avenue South
Tacoma, Washington 98402-5605

**Report on Supply Chain Standards—General Electric Company**

**Whereas:** Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices – 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society—Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

**Resolved:** Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

Tacoma
Investment
Group

Registered
Investment Advisor

October 31, 2005

To Whom It May Concern:

This letter is to verify that Sisters of St. Dominic of Tacoma owns 125 shares of General Electric common stock. These shares have been held for more than one year, and at least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently managed by Tacoma Investment Group who serves as the Registered Investment Advisor for Sisters of St. Dominic of Tacoma. The shares are registered in our nominee name at TD Waterhouse the account custodian.

Sincerely,

L. Brien Elvins
President, Tacoma Investment Group

P.O. Box 7002 Tacoma, Washington 98406-0002 253.761.8494 Fax: 253.761.8494

USE ONLY

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SRS. OF ST. DOMINIC
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TACOMA WA 98402

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[redacted]

☐ WAIVER OF SIGNATURE (Domestic Mail Only) Additional merchandise insurance is void if customer requests waiver of signature. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

☐ NO DELIVERY ☐ Weekend ☐ Holiday ☐ Mailer Signature

TO: (PLEASE PRINT) PHONE (

Jeffrey Immelt
G.E. Company
3135 Easton Turnpike
Fairfield CT 06828-0001

ZIP + 4 (U.S. ADDRESSES ONLY. DO NOT USE FOR FOREIGN POSTAL CODES.)

0 6 8 2 8 + 0 0 0 1

FOR INTERNATIONAL DESTINATIONS, WRITE COUNTRY NAME BELOW.

PRESS HARD. YOU ARE MAKING 3 COPIES.

X-RAYED BY MAIL CENTER

CHRISTUS Health®

NOV 2 2005

J. R. IMMELT

October 31, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 East Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

CHRISTUS Health, as a faith-based investor, looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about transparency in our companies. In this connection, we believe that the preparation and publication of sustainability reports disclosing economic, social, and environmental performance are essential.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by Missionary Oblates of Mary Immaculate, Rev. Seamus P. Finn. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in General Electric. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Investors look forward to continued dialogue with General Electric management on sustainability issues in the hope that mutually agreeable positions can be reached, making this shareholder proposal unnecessary. We would urge you to contact Rev. Seamus P. Finn who represents the Missionary Oblates of Mary Immaculate at 202-483-0444 or by email at seamus@omiusa.org, if you believe that dialogue might be helpful.

Yours truly,

Donna Meyer

Donna Meyer, Ph.D.
System Director-Community Health

DM:tp

Enclosure

cc: Rev. Seamus Finn, Mike Crosby, Julie Wokaty, Sr. Susan Mika

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

## Report on Supply Chain Standards—General Electric Company

**Whereas**: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices – 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society—Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

**Resolved:** Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

DHL | EXP | Parcels: 1/1

From: CHRISTUS HEALTH
T. Pace
2600 N LOOP W
HOUSTON, TX 77092
UNITED STATES Tel:713-683-2136

ORIGIN: EFD

Sender's ref.
COMM HEALTH 686600191

To: General Electric
Mr. Jeffrey R. Immelt, CEO
3135 East Turnpike
Fairfield, CT 06828
UNITED STATES

POSTCODE:
06828

Tel: 203-373-2211

Description:

Weight: Letter
Date: 2005-11-01

DHL standard terms and conditions apply.

NWKX 0X

(2L)US06828

WAYBILL: 28482527054 (Non-Negotiable)

X-RAYED BY Mail CENTER

1-800-CALL DHL
www.dhl.com
DO NOT SEND CASH, CASH EQUIVALENT OR JEWELRY
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DHL EXPRESS

services provided by
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DHL Waybill*.
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tection may be arranged
on request. If this shipment
olves an ultimate stop in a
intry other than the country
departure, the Warsaw
nvention may be applicable.

bject to change without notice.

3 Jeff

Mellon

Mellon Global Securities Services

*Allison M. Hull*
Trust Officer

NOV 2 2005

**J. R. IMMELT**

October 31, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 East Turnpike
Fairfield, CT 06828-0001

To Whom It May Concern:

This letter is to inform you that Christus Health held a total of 118,900 shares of General Electric as of 10/31/05 in their accounts at Mellon. The total market value of these shares is greater than $2,000. They have held shares in your company continuously for at least one year and intend to hold these shares in the year ahead. This letter is being sent in conjunction with the letter from Donna Meyer regarding their intention to file.

If you have any further questions, please contact me at 412-236-4811.

Sincerely,

Allison M Hull

Allison M. Hull
Trust Officer
Custodian for Christus Health

Cc. Tiffany Pace;Christus Health



NOV 4 2005

**J. R. IMMELT**


# Benedictine Sisters

285 Oblate Drive
San Antonio, Texas 78216
210-348-6704 phone
210-348-6745 fax


November 1, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

As the global reach of corporations like ours continues to expand and to become increasingly integrated into an ever expanding supply chain network that reaches into all corners of the world, the importance of a transparent, reliable supply chain system becomes more important. It touches on the credibility of the company's code of conduct and the how compliance with the code is assured and it reaches to the reputational risk that a company is exposed to, through its suppliers.

We remain encouraged to see General Electric listed in the Dow Jones Sustainability Index and other initiatives. We remain however concerned about the unwillingness of our company to develop a more credible supply chain compliance program that includes independent monitoring, a transparent verification process and regular public reporting of the monitoring results. We believe that such a robust program would enhance the reputation of our company.

In the last several years, the level of trust in multinational corporations has hit new lows, and we believe that public reporting like the one suggested in our resolution offers a real opportunity for companies to rebuild and sustain that trust. It offers yet another vehicle whereby companies can demonstrate the depth of their corporate citizenship and solidify the confidence of their stakeholders.

It is with this in mind that we write at this time to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Benedictine Sisters of Boerne, Texas are the beneficial owners of 1,000 shares of General Electric Company. We have held shares for at least a year and plan to hold them at least until the annual general meeting. Verification of our ownership of this stock will follow under separate cover.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB
Director of Corporate Responsibility

Copy:

David Schilling - ICCR
Julie Wokaty – ICCR
Rev. Seamus Finn – OMI

# Report on Supply Chain Standards-General Electric Company

Whereas: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices - 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society-Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

Resolved: Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

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NOV 9 2005
**J. R. IMMELT**

November 7, 2005

Mr. Jeffrey Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Re: Congregation of Benedictine Sisters

Dear Mr. Immelt:

This letter shall serve as verification of ownership of 1000 shares of General Electric Corporation common stock by the Congregation of Benedictine Sisters. Shares are currently held in street name with National Financial Services LLC (clearing firm for Broadway Brokerage Services, Inc.). Ownership of stated shares by the Congregation of Benedictine Sisters has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due to the Congregation of Benedictine Sisters as prescribed by their length of ownership of General Electric Company common stock.

Sincerely,

Judith G. Kemple

Judith G. Kemple
General Principal

Cc: Congregation of Benedictine Sisters

*Subsidiary of Broadway National Bank*
Account carried with National Financial Services LLC
1177 N.E. Loop 410 • San Antonio, Texas 78209 • (210) 283-6600 • (800) 531-7650 • Fax (210) 283-5668
www.broadwaybank.com • Member of NASD and SIPC

Broadway Brokerage Services, Inc.
P.O. Box 17060 • San Antonio, Texas 78217

PRESORTED
FIRST CLASS

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Mr. Jeffrey Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

JGMUTM3 06828

150 years

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

NOV 4 2005

J. R. IMMELT

November 2, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in General Electric Company for several years. We are very pleased to note that throughout the world General Electric has been "undergoing a transformation." Your business model indicates that the "future is now" and that gives us great hope. However, we are truly concerned that the "future is now" is not a reality for millions of world citizens affected by many human rights violations in overseas subsidiaries and suppliers of some U.S. based companies. Mr. Immelt, your letter to stakeholders in the annual Report of February 11, 2005, speaks volumes to me about better positioning. Again, I am disappointed that in mentioning all the areas of organic growth, new benchmarks, and commercial excellence there is no mention of "supply chain monitoring." I trust that you will address our proposal in a positive light and improve the "quality of play" living standards for all those affected by GE's "transformation."

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with The Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Rev. Seamus P. Finn, OMI.

As verification that we are beneficial owners of common stock in General Electric, I enclose a letter from Northern Trust Company, our portfolio custodian attesting to the fact. It is our intention to keep these shares in our portfolio at least until the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Seamus Finn, OMI
David Schilling, ICCR
Julie Wokaty, ICCR

*Office of Corporate Social Responsibility*
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

**Report on Supply Chain Standards—General Electric Company**

**Whereas:** Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices – 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society—Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

**Resolved:** Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

October 19, 2005

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of General Electric Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Frank Fauser
2nd Vice President

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Congregation of the
Sisters of Charity of the Incarnate Word

L.V.I.

**Generalate**
*4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax: (210) 828-9741*

B, Teel

November 1, 2005

NOV 3 2005
**J. R. IMMELT**

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

As the global reach of corporations like ours continues to expand and to become increasingly integrated into an ever expanding supply chain network that reaches into all corners of the world, the importance of a transparent, reliable supply chain system becomes more important. It touches on the credibility of the company's code of conduct and the how compliance with the code is assured and it reaches to the reputational risk that a company is exposed to, through its suppliers.

We remain encouraged to see GE listed in the Dow Jones Sustainability Index and other initiatives. We remain however concerned about the unwillingness of our company to develop a more credible supply chain compliance program that includes independent monitoring, a transparent verification process and regular public reporting of the monitoring results. We believe that such a robust program would enhance the reputation of our company.

In the last several years, the level of trust in multinational corporations has hit new lows, and we believe that public reporting like the one suggested in our resolution offers a real opportunity for companies to rebuild and sustain that trust. It offers yet another vehicle whereby companies can demonstrate the depth of their corporate citizenship and solidify the confidence of their stakeholders.

It is with this in mind that I write at this time to inform you of our sponsorship of the enclosed (not encl'd) stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word is the beneficial owner of 16,300 shares of General Electric Company. We have held shares for at least a year and plan to hold them at least until the annual general meeting. Verification of our ownership of this stock is enclosed.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

W. Esther Ng

W. Esther Ng
General Treasurer

Copy:

David Schilling - ICCR
Julie Wokaty – ICCR
Sr. Susan Mika – SRIC
Rev. Seamus Finn – OMI

L.V.I.

# Congregation of the Sisters of Charity of the Incarnate Word

**Generalate**

*4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax: (210) 828-9741*

**November 1, 2005**

Mr. Michael A. Nadal
Vice President
Montag & Caldwell
3455 Peachtree Road, NE Suite 1200
Atlanta, Georgia 30326-3248

RE: **Congregation of the Sisters of Charity of the Incarnate Word**

Dear Mike:

We are in the process of filing a shareholder resolution with General Electric. In this connection, under the rules of the Securities Exchange Commission, we ask that you please confirm to the company that we hold stock valued at least $2,000 and have held such stock for at least one year. This information should be sent to:

JEFFERY R. IMMELT
CEO - GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CT. 06828

to arrive by no later than November 18, 2005.

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the GENERAL ELECTRIC proxies to us when they are received.

Thank you for your cooperation in this matter.

Yours truly,

W. Esther Ng

W. Esther Ng
General Treasurer

B. Teel

NOV 17 2005

J. R. IMMELT

Montag & Caldwell
INVESTMENT COUNSEL

MICHAEL A. NADAL
VICE PRESIDENT

DIRECT LINE
404-836-7103
FAX 404-836-7154
EMAIL mnadal@montag.com

November 16, 2005

Mr. Jeffery R. Immelt
Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

On behalf of our client, The Congregation of the Sisters of Charity of the Incarnate Word, I have been asked to confirm to you that they hold stock in your company valued a more than $2,000.00 and have held such stock for at least one year.

Sincerely,

Michael A Nadal

MONTAG & CALDWELL, INCORPORATED
3455 PEACHTREE ROAD, NE • SUITE 1200 • ATLANTA • GEORGIA • 30326-3248
TELEPHONE 404-836-7100 • FACSIMILE 404-836-7230
www.montag.com

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# Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 1, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

As the global reach of corporations like ours continues to expand and to become increasingly integrated into an ever expanding supply chain network that reaches into all corners of the world, the importance of a transparent, reliable supply chain system becomes more important. It touches on the credibility of the company's code of conduct and the how compliance with the code is assured and it reaches to the reputational risk that a company is exposed to, through its suppliers.

We remain encouraged to see GE listed in the Dow Jones Sustainability Index and other initiatives. We remain however concerned about the unwillingness of our company to develop a more credible supply chain compliance program that includes independent monitoring, a transparent verification process and regular public reporting of the monitoring results. We believe that such a robust program would enhance the reputation of our company.

In the last several years, the level of trust in multinational corporations has hit new lows, and we believe that public reporting like the one suggested in our resolution offers a real opportunity for companies to rebuild and sustain that trust. It offers yet another vehicle whereby companies can demonstrate the depth of their corporate citizenship and solidify the confidence of their stakeholders.

It is with this in mind that I write at this time to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Providence Trust, Inc. is the beneficial owner of 6,750 shares of General Electric Company. We have held shares for at least a year and plan to hold them at least until the annual general meeting. Verification of our ownership of this stock will follow.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Sr. Madonna Sangalli

Sister Madonna Sangalli, CDP
Trustee and Administrator
Providence Trust, Inc.

Copy:

David Schilling - ICCR
Julie Wokaty – ICCR
Sr. Susan Mika – SRIC
Rev. Seamus Finn – OMI

# Report on Supply Chain Standards-General Electric Company

Whereas: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices - 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society-Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

Resolved: Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

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Providence Trust
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San Antonio, TX 78207-4619

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Jeffrey R. Immelt, CEO
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# THE QUANTITATIVE GROUP LP

BUILDING AND SUSTAINING WEALTH ACROSS GENERATIONS™

NOV 7 2005 3:00 pm

J. R. IMMELT

*November 3, 2005*

*Mr. Jeffrey R. Immelt, CEO*
*General Electric*
*3135 Easton Turnpike*
*Fairfield, CT 06828-0001*

*RE: Providence Trust*

*Dear Mr. Immelt:*

*This letter is to verify ownership of shares of General Electric by the above referenced client. These shares are valued in excess of $2,000 and have been held for a period in excess of one year.*

*Should further information be required, please feel free to contact us.*

*Very truly yours,*

*Ron Kern*
*Senior Financial Consultant*

*RK:jw*

*Cc: Sr. Madonna Sangalli*

THE QUANTITATIVE GROUP, LP IS AN INDEPENDENT REGISTERED INVESTMENT ADVISER
700 N. ST. MARY'S, SUITE 800 · SAN ANTONIO, TX 78205 · TEL 210.798.4250 · FAX 210.798.4279 · TOLL-FREE 800.798.2420

THE QUANTITATIVE GROUP
BUILDING AND SUSTAINING WEALTH ACROSS GENERATIONS.™
700 N. ST. MARY'S ST., SUITE 800
SAN ANTONIO, TEXAS 78205

SAN ANTONIO

neopost 044J83042583
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US POSTAGE

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

06828+0002

B. Teel

NOV 2 2005
J. R. IMMELT

# Mount St. Scholastica
Benedictine Sisters

November 1, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

As the global reach of corporations like ours continues to expand and to become increasingly integrated into an ever expanding supply chain network that reaches into all corners of the world, the importance of a transparent, reliable supply chain system becomes more important. It touches on the credibility of the company's code of conduct and the how compliance with the code is assured and it reaches to the reputational risk that a company is exposed to, through its suppliers.

We remain encouraged to see GE listed in the Dow Jones Sustainability Index and other initiatives. We remain however concerned about the unwillingness of our company to develop a more credible supply chain compliance program that includes independent monitoring, a transparent verification process and regular public reporting of the monitoring results. We believe that such a robust program would enhance the reputation of our company.

In the last several years, the level of trust in multinational corporations has hit new lows, and we believe that public reporting like the one suggested in our resolution offers a real opportunity for companies to rebuild and sustain that trust. It offers yet another vehicle whereby companies can demonstrate the depth of their corporate citizenship and solidify the confidence of their stakeholders.

It is with this in mind that I write at this time to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Benedictine Sisters of Mount St. Scholastica are the beneficial owners of 1300 shares of General Electric Company. We have held shares for at least a year and plan to hold them at least until the annual general meeting. Verification of our ownership of this stock will be sent to you from Merrill Lynch. If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, OSB
Treassurer

Cc: David Schilling, Interfaith Center on Corporate Responsibility
Nadira Narine, Program Assistant, ICCR

# Report on Supply Chain Standards-General Electric Company

Whereas: Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices - 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society-Ford Sustainability Report, 2004/5,"
www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

Resolved: Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

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Address 801 South 8th

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City Atchison State KS ZIP 66002

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NOV 7 2005

J. R. IMMELT

November 3, 2005

Jeffery R Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RE: Mt St Scholastica, TIN# [redacted]

Dear Mr. Immelt

This letter shall serve as verification of ownership of 1300 shares of General Electric Company common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of General Electric Company common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road
Suite 200
Wichita, KS 67226-1193

Merrill Lynch

Merrill Lynch
Is Bullish
On Kansas

WICHITA KS
PM
3 NOV
2005

WICHITA
NOV-3'05
KS

U.S. POSTAGE
0.37
PP METER
6867084

JEFFERY R IMMELT, CEO
GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CT 06828

06828-0000

THE CATHOLIC FUNDS®

*"Giving Voice to Catholic Values"*

RECEIVED
NOV 04 2005
B. W. HEINEMAN, JR

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: ted.zimmer@catholicknights.org

**BY FEDERAL EXPRESS OVERNIGHT**

November 3, 2005

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Mr Heineman:

The Catholic Equity Fund (a component of The Catholic Funds, Inc.) is a mutual fund that seeks to advocate for certain values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;
2. Promoting fair but not excessive executive compensation;
3. Promoting effective oversight by boards of directors.

As president of the Catholic Equity Fund, I submit the enclosed proposal (Report on Supply Chain Standards) for inclusion in the proxy statement for the annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Fund is acting as a co-filer of this resolution, for which Missionary Oblates of Mary Immaculate is acting as the primary filer. One or more representatives of the filing shareholders will be present at the annual meeting to introduce the proposal.

The Catholic Equity Fund is the beneficial owner of shares of the company's common stock having a value in excess of $2,000, has owned this stock for more than a year, and intends to continue to hold this stock through the date of the annual meeting. A verification of ownership will follow shortly.

Sincerely,

Theodore F. Zimmer
President

Encl.

1100 West Wells Street • Milwaukee, WI 53233-2332
Tel: 414-278-6550 • 877-846-2372 • Fax: 414-278-6558

## Report on Supply Chain Standards—General Electric Company

**Whereas:** Reports of human rights violations in the overseas subsidiaries and suppliers of some U.S.-based corporations has increased public awareness of the problems of the denial of basic workplace rights, long hours and poor health and safety conditions.

Our company employs people in more than 100 countries, has manufacturing plants in 40 countries outside of the United States and relies on a large supplier network globally. Some of the countries where GE has a presence are countries with human rights abuses and unfair labor practices that have been alleged or are well documented. For example, in China, according to the U.S. State Department, auditors found falsified payroll and overtime records, and serious health and safety violations. (U.S. State Department's "China Country Report on Human Rights Practices – 2004")

Our company is exposed to reputational risks by doing business with suppliers in countries like China. If allegations surface concerning poor labor conditions in our company's supply chain, it may damage its corporate image and have a negative impact on shareholder value.

Since 2002, General Electric has required most of its suppliers to certify their compliance with basic, health and safety, labor and environmental standards. We commend the company for taking this action and for assessing a number of its suppliers for compliance to these basic standards. The 2005 GE Citizenship Report includes a brief description of how the company is implementing its Supply Chain Standards. Companies like the Gap have raised the bar on supply chain compliance reporting by including information in its recent report on its monitoring process, code violations found, facility rating data and strategies to improve supplier factory's social and environmental performance. ("Facing Challenges, Finding Opportunities: 2004 Social Responsibility Report," www.gap.com)

We believe our company has not provided shareholders and the public with sufficient information on its supply chain monitoring to be able to assess its performance in this important area. We suggest the company report to shareholders on the measures used to ensure supplier compliance, the findings, improvements made and steps, such as training, the company takes to sustain compliance of its suppliers.

Ford Motor Company's recent sustainability report provides shareholders and other stakeholders with details of its supply chain approach, including screening, training and internal and third-party assessment. ("Connecting with Society—Ford Sustainability Report, 2004/5," www.ford.com/go/sustainability)

We believe that a credible supply chain compliance program includes independent monitoring, a transparent verification process and regular public reporting of monitoring results.

**Resolved:** Shareholders request the Board of Directors to prepare a report, at reasonable cost, omitting proprietary information, on the implementation of General Electric's Supply Chain Standards to be available to shareholders by October 2006.

We urge shareholders to vote FOR the proposal.

TRK# 8253 0099 6255 FORM 0215

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Date NOV 3, 2005 FedEx Tracking Number 825300996255

Sender's Name Theodore F. Zimmer Phone 414 278-6490

Company CATHOLIC KNIGHTS ~~INS SOCIETY~~

Address 1100 W WELLS ST FL 2 Dept/Floor/Suite/Room

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Company General Electric

Address 3135 Easton Turnpike

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Dept/Floor/Suite/Room

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8253 0099 6255

0161858410

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2

**Exhibit B**

# Our Actions

GE 2005 Citizenship Report

Section 9:

# Suppliers

GE's relationships with suppliers are based on lawful, efficient and fair practices. We expect our suppliers to obey the laws that require them to treat workers fairly, provide a safe and healthy work environment and protect environmental quality. The obligation to ensure that our suppliers live up to these standards is set out in a detailed process that establishes the responsibilities of GE's businesses and sourcing personnel, the level of due diligence they need to perform on suppliers in various categories and the data they must keep to document the progress achieved under the Company's supplier review program.

# 9.1 Supply Chain Standards

Since 2002, GE has required most of its suppliers[1] to certify their compliance with core environmental, health and safety (EHS) and labor standards through regular site visits and auditing procedures. Suppliers are required to certify that they:

- *Do not employ workers below the applicable minimum age requirement*
- *Do not utilize forced, prison, or indentured labor, or workers subject to any form of compulsion or coercion*
- *Comply with laws and regulations governing minimum wages, hours of service and overtime for employees*
- *Comply with laws and regulations protecting the environment and do not adversely affect the local community*
- *Provide their workers a safe and healthy workplace*

For suppliers in the developing world—where legal standards generally are adequate but enforcement resources are often not—we inspect many suppliers prior to placing orders and periodically thereafter. The program is executed by the sourcing organization, more than 1,900 of whom have been trained on the program, its goals and expectations. There are 430 GE sourcing personnel trained in conducting supplier assessments.

Between 2002 and the end of 2004, GE assessed more than 3,000 suppliers. In addition, in 2004, we reassessed 766 of these suppliers who had their initial assessment in a prior year. The reassessments are an important ongoing aspect of the program as they help ensure that improvements made by the suppliers are sustained.

GE has terminated about 200 suppliers since the inception of the program. However, most suppliers seek to meet GE's expectations, and the focus of the program has been on corrective action.

1 Not all suppliers are required to certify. Purchases from utilities, relationships with professional service providers (such as law or accounting firms) or financial institutions, and situations where GE has only a casual relationship with suppliers (such as airlines or hotels) are excluded from the certification requirement.

As of the end of 2004, the assessments generated almost 18,000 findings. GE requires that all findings are addressed by the suppliers in a reasonable period of time and tracks supplier performance in GE PowerSuite. To date, more than 90% of these findings have been closed by the suppliers. The remaining open findings will be tracked to closure by GE. The findings break down as follows:


14% Labor
40% Health & Safety
22% Emergency Preparedness
20% Environment
4% Dormitory